UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2010

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Interim Report for the six months ended February 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 28, 2010

CTI

City Telecom (H.K.) Limited

Stock Code – SEHK: 1137;

NASDAQ: CTEL

INTERIM REPORT 2010

Journey to the Fibre Age

1 SEPTEMBER 2009 HKBN launched online Massively Multiplayer Online Role Playing Game stores with exclusive virtual goodies

2 NOVEMBER 2009 HKBN launched “AWESOME SPEED. FOR EVERYONE” 100Mbps broadband service at HK$99 / month (US$13)

3 JANUARY 2010 HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions

4 FEBRUARY 2010 HKBN raised 10,456 glasses for Gift of Sight initiative

5 MARCH 2010 Over 240 talents joined the Standard Chartered Hong Kong Marathon 2010

6 APRIL 2010 HKBN launched global search for “CXO of the Future” management trainees

7 APRIL 2010 HKBN launched 1Gbps broadband service for HK$199 / month (US$26)

8 APRIL 2010 City Telecom raised US$52.325 million via a new issue of 4,025,000 new American Depository Shares (representing 80,500,000 new ordinary shares)

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Paper from responsible sources

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Contents

02 Chairman’s Statement

03 Management’s Discussion and Analysis

10 Unaudited Consolidated Income Statement

11 Unaudited Consolidated Statement of Comprehensive Income

12 Unaudited Consolidated Balance Sheet

13 Unaudited Consolidated Statement of Changes in Equity

14 Unaudited Condensed Consolidated Cash Flow Statement

15 Notes to Unaudited Interim Financial Report

31 Other Information

02 CHAIRMAN’S STATEMENT

Dear Fellow Shareholders,

The first half’s results have met our expectation. As we had reaffirmed earlier this year, we are on track to reach our full year guidance of core EBITDA at HK$477 million despite pushing for record broadband growth of 119,000 net additions to reach 510,000 subscriptions by 31 August, 2010. At this level, I expect this will be more than the total subscription of the 3rd and 4th broadband operators in Hong Kong combined. In fact, I believe we might be the only operator in Hong Kong with net growth in broadband subscription over the past 12 months. Four years into our 10-year journey, we are well on track towards reaching our Big Hairy Audacious Goal (BHAG) of becoming the largest broadband service provider in Hong Kong by 2016.

We are 5 years ahead of the game

There is no doubt that our core telecom business is entering into the harvest stage. We still target to have our extensive Fibre-to-the-Building Network covering 1.76 million home passes by August 2010. We shall continue to expand until we reach 2.0 million homes by end calendar 2011 will review our network roll-out investment at that point.

The launch of “FibreHome1000”, our symmetric 1Gbps broadband service at HK$199/month (US$26), places us well above all our competitors, as they are still predominantly using telephone line and Digital Subscriber Line (DSL) technology. I maintain my view that, even if our competitors start to build a similar fibre network now by copying our model, it would still take them at least 5 years, by which time our position will be firmly established. Our commitment and technological advancement had already been well recognized both locally and internationally.

Recently, we received the “Best Fixed-Line & Broadband Carrier” from the regional telecom magazine Telecom Asia.

Competitors’ activity analysis

During the roadshow of issuing the new American Depository Shares in April 2010, many investors asked me why the other operators did not copy our model. I had no definite answer to this, but, our CFO, Mr. NiQ Lai provided one from a professional executive’s point of view. HKBN started the investment 10 years ago, and we did not get a glorious result until 2 years ago. Most CEOs or management team in other companies would probably have been sacked in the middle of such a project before reaching the harvest stage. If you had HK$3 billion, instead of building our Fibre Network, you could have turned around a number of mid-sized profitable real estate projects in the past ten years. Why invested in the broadband business when there were so many other more attractive businesses to make money in Hong Kong? In our case, our decade of focus and persistence is only just being rewarded today. However, now that we have an established “edge”, we believe will be here for the next generation.

World class management team

I would like to take this opportunity to thank our management team, for their dedication in nurturing our Talents. With their efforts, I can see a bright future. I am confident that, our mature and professional team of management will be comparable to any world class multi-national company in a few years’ time.

As the management team is confident of our free cash flow outlook and consistent with our full year dividend policy of paying 50-75% of adjusted free cash flow as dividends, we propose an interim dividend of HK6.5 cents per ordinary share, which is more than double of last year’s interim dividend of HK3 cents per ordinary share.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 25 May 2010

City Telecom (H.K.) Limited Interim Report 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS 03

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

Six months ended

28 February 2010

28 February 2009

Turnover 785,963 721,179

Earnings before interest, tax, depreciation and amortization (EBITDA1) 248,848 231,995

EBITDA margin 31.7% 32.2%

Core EBITDA2 258,498 231,995

Core EBITDA margin 32.9% 32.2%

Profit attributable to shareholders 116,388 75,317

Earnings per share

– Basic (HK Cents) 17.3 11.6

– Diluted (HK Cents) 16.5 11.4

Dividend declared per share (HK cents) 6.5 3.0

Capital expenditures 176,890 145,909

Adjusted free cash flow3 60,294 58,185

As at 28 February 2010

As at 31 August 2009

Cash position4 132,343 221,052

Total outstanding borrowings 164,123 163,318

Total equity attributable to equity shareholders 1,252,084 1,228,527

Shares in issue (in thousands) 682,814 664,180

Net asset per share (HK$) 1.83 1.85

Net gearing ratio (times) 0.025 N/A

1 EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): net interest expense/(income), income taxes, depreciation and amortization expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation).

2 Core EBITDA represents the EBITDA for any period plus or deduct any net (loss) or gain from extinguishment of 10-year senior notes

3 Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.

4 Cash position means cash at bank and in hand and long-term bank deposits, but excluding pledged bank deposits.

City Telecom (H.K.) Limited Interim Report 2010

04 MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

City Telecom's financial performance in 1H FY2010 was well ahead of 1H FY2009, substantially driven by our strong operational growth in the Fixed Telecommunications Network Service (FTNS) business, as well as lower financial costs. Our results in 1H FY2010 matched our expectation at the outset of the year:

1. Record broadband subscription growth. For the six months to 28 February 2010, we achieved 73,000 net addition to 464,000 broadband subscriptions, which compared to 75,000 net additions for an entire twelve months to 31 August 2009.

2. The Group turnover increased by 9.0% year-on-year to HK$786.0 million. FTNS continue to be the key growth factor contributing 86.0% of the Group turnover in 1H FY2010. On a year-on-year basis, FTNS business's turnover increased by 14.0% to HK$675.8 million primarily due to the strong uptake of subscriptions during the period, which more than offset the decline in International Telecommunications Service (IDD) business of 14.2% year-on-year to HK$110.2 million.

3. Grew EBITDA level despite record subscription growth. Our 1H FY2010 Core EBITDA is on the right track for our FY2010 guidance to match our FY2009 levels. Our Core EBITDA for 1H FY2010 increased by 11.4% to HK$258.5 million year-on-year.

4. Substantial growth in net profit. Our 10-year senior notes buy backs during FY2009 delivered full period net interest savings in 1H FY2010. As such, profits attributable to our shareholders increased by 54.6% to HK$116.4 million in 1H FY2010 with basic earnings per share at HK17.3 cents (HK11.6 cents in 1H FY2009) and diluted earnings per share at HK16.5 cents (HK11.4 cents in 1H FY2009).

LIQUIDITY AND CAPITAL RESOURCES

As of 28 February 2010, the Group had cash at bank and in hand of HK$132.3 million (31 August 2009: HK$221.1 million) and outstanding borrowing of HK$164.1 million (31 August 2009: HK$163.3 million). Our borrowing consists mainly of long-term bank loan which amounted to HK$123.4 million (31 August 2009: our long-term liability consisted mainly of our outstanding 10-year senior notes which amounted to HK$162.6 million) and a short-term bank loan of HK$40.0 million (31 August 2009: Nil). During April 2010, we fully repaid the HK$40.0 million short-term bank loan from our available cash.

The debt maturity profiles of the Group as at 28 February 2010 and 31 August 2009 were as follows:

	28 February 2010 HK$'000	31 August 2009 HK$'000
Repayable within one year	40,222	202
Repayable in the second year	155	197
Repayable in the third to fifth year	123,723	263
Repayable after the fifth year	23	162,656
Total	164,123	163,318

City Telecom (H.K.) Limited Interim Report 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS 05

As of 28 February 2010, all outstanding borrowings bear fixed or floating interest rate and are denominated in Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the period is 0.025 times which is calculated as below:

28 February 2010

HK$’000

Net Debt (note) 31,780

Net Assets 1,252,084

Net gearing ratio (times) 0.025

Note: Net debt is total bank borrowings, long term debt and other liabilities and obligations under finance leases less cash at bank and in hand but excluded pledged bank deposits.

As the Group was in net cash position as of 31 August 2009, no net gearing ratio is presented.

On 28 April 2010, we completed a placement of 80,500,000 new ordinary shares in the form of 4,025,000 American Depositary Shares (“ADSs”) (1 ADS = 20 ordinary shares) and raised gross proceeds of US$52.3 million (equivalent to approximately HK$406.2 million). After deducting the underwriter’s fees and aggregate offering expenses paid by us, we intend to use the net proceeds to launch our new domestic free television programme services in Hong Kong, and the remainder of the proceeds for general corporate purposes.

Our capital expenditure for this period was HK$176.9 million, higher than the same period last year of HK$145.9 million due to network expansion during the period. As of 28 February 2010, our network covers 1.68 million residential homes pass and 1,300 prime corporate buildings, representing an increase of approximately 60,000 homes pass and 70 corporate buildings during the six months period. We are on the right track to reach our target of 2.0 million residential homes pass, approximately 90% of Hong Kong’s total homes, and 1,800 corporate buildings by end calendar 2011. Despite the assertive expansion of our network coverage during the period, we generated a higher adjusted free cash flow, being “EBITDA less Capital Expenditure and less Net Finance Costs” of HK$60.3 million, compared with HK$58.2 million for the same period last year. Our capital expenditure utilised in 1H FY2010 was in line with our policy to maintain capital expenditure to below our EBITDA.

The on-going capital expenditure on our network development will be met by internally generated cash flow and unutilised banking facility and revolving facility. Our capital expenditure outlook for FY2010 and FY2011 is within our previously guided levels of HK$300 – 350 million per year in order to reach our network expansion targets stated above. After end of calendar year 2011, we expect maintenance capital expenditure to stabilize at around 10.0% of turnover while we had expansion capital expenditure at 22.5% of turnover in 1H FY2010. Overall, the Group’s financial position remains sound, with strong cash generation ensuring that adequate funds are available for continuous business and network expansion.

CHARGE ON GROUP ASSETS

At 28 February 2010, the Group had pledged deposits of US$0.65 million and HK$10.0 million for securing bank facilities of equivalent amount for using bank guarantees, letter of credits, hedging arrangements, bank loans and overdraft facilities (31 August 2009: pledged deposits of US$0.65 million and HK$10.0 million). At 28 February 2010, the Group has utilised HK$8.1 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2009: HK$7.8 million).

City Telecom (H.K.) Limited Interim Report 2010

06 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXCHANGE RATE

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HK$7.80 = US$1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flow requirements.

CONTINGENT LIABILITIES

At 28 February 2010, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.6 million (31 August 2009: HK$2.5 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2009: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities.

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

As guided in our FY2009 annual report, our focus for FY2010 is on growing our overall subscription base, in particular of our broadband base. After 10-year persistent investment into our Fibre network, during 1H FY2010, we shattered the one-millionth subscription mark and successfully expanded our triple-play subscriptions with net addition of 84,000 for a six months period to 1,027,000 as at 28 February 2010, comprised of 464,000 broadband, 406,000 local telephony and 157,000 IP-TV.

On 1 November 2009, we launched our “AWESOME SPEED. FOR EVERYONE” campaign, halving the price of our symmetric 100Mbps service to HK$99 per month (US$13). We have intentionally priced at below the psychologically important HK$100 level, to change customers mentally to ask “Why Not 100Mbps?” rather than “Why do I need 100Mbps?” Whilst two of our three competitors, copied our price cuts overnight, they were unable to match our bandwidth and/or our 100 Mbps coverage. As such our campaign generated overwhelming response with record net growth of 73,000 to 464,000 during six months to 28 February 2010, compared with a net growth of 75,000 for the 12 months to 31 August 2009. For the past three years, we were the only operator to gain broadband market share, making us the fastest growing broadband service provider in Hong Kong.

Bus Shelter

An integral part of our campaign is our Member-Get-Member element. We encourage our existing customers to refer a new customer, and in return both new and existing customers can enjoy a new HK$99 per month x 24-month contract. We believe our existing happy customers are our best and most cost effective sales channel. Since the launch of the program, approximately half of our additions have been existing customer referrals, which is critical to lower our acquisition costs. None of our competitors are offering a similar Member-Get-Member element on such a mass scale.

MTR Billboard

City Telecom (H.K.) Limited Interim Report 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS 07

In general, the combination of lower ARPU and higher customer acquisition costs associated with record broadband subscription growth put pressure on our short term profitability. However, we are managing our customer acquisition costs with the introduction of lower cost channels such as Member-Get-Member referral and on-line registration platform, such that we expect to defend our Core EBITDA for the full year, despite an anticipated more competitive 2H FY2010 environment. In short, in addition to our Fibre service advantage, we strive to drive down our costs below our competitors such that we can be more profitable than industry at any given price point.

Our monthly churn rate remained consistently below 1.0%. We are confident that our very high service stickiness will allow us to be a price leader rather than a price taker, once we have established a larger subscription that approaches the incumbent base of around 1 million.

On local telephony, we achieved growth in an overall declining and highly competitive market, by taking market share. For the six months to 28 February 2010, via our service bundling strategy, we achieved moderate growth in subscriptions by 24,000 to 406,000.

On IP-TV, our focus is to improve our revenue yield per customer. To achieve this objective, we continued to enhance the value of our channel portfolio, with the selective addition of world class channels from Disney Channel, Discover Channel, Hallmark, SCI FI and TRACE music channel. Our IP-TV subscribers fell by 13,000 to 157,000 as we proactively collected back set-top-boxes from low yielding customers for the refurbishment and deployment to higher yielding customers. We see IP-TV as an add-on to our core broadband offering rather than as a standalone product. We see our role as building the leading unrestricted bandwidth highway for our customers to interact with the world, rather than determining what exclusive content our customers should watch.

International Telecom Services (IDD)

IDD traffic volume recorded a fall of approximately 6.1% in 1H FY2010 to 230 million minutes, when compared with the 245 million minutes as recorded in 1H FY2009. Revenue from IDD services contributed to 14.0% of the Group turnover. On IDD, our focus is still “cash flow and profitability first, volume come next”.

PROSPECTS

While growing our subscription base remains our key focus for FY2010, we are also setting the pillars for longer term top-line and bottom-line growth. On 14 April 2010, we launched our symmetric 1000Mbps (1 Gbps) broadband service at HK$199 per month (US$26). From our customers’ perspective, 1000Mbps is a 10x increase in capacity for 2x the cost. Increasingly, it is becoming

Cross Harbour Tunnel

Old Star Ferry Terminal

Bus Shelters

City Telecom (H.K.) Limited Interim Report 2010

08 MANAGEMENT’S DISCUSSION AND ANALYSIS

common for a household to have multiple devices connecting to the Internet, e.g. personal computers, laptops, smartphones, iPADs etc., which is ideally suited for our 1000Mbps service. From the Company’s perspective, 1000 Mbps is an effective ARPU and profitability increase as it runs on the same GPON (Gigabit Passive Optical Network) equipment as our entry level 100Mbps.

To fully capitalise our improving brand and widening network coverage, we have also made significant progress with our distribution channels:

1. We operate 18 all-in-one Fibre shops, including 1 full service customer centre, all throughout Hong Kong, giving us a strong physical presence. Unlike our competitors’ large shops that stock a wide variety of services and electronic goods, we manage costs by keeping our shops highly focused on selling only our services, thereby containing our Fibre shop sizes to typically below 400-600 sq ft.

2. We employ over 400 talented sales executives for our mobile kiosks and roaming road shows in major shopping centres. We believe that our Hong Kong sales force is amongst the highest standard and best trained in the telecom industry.

3. We have expanded our Guangzhou call centre with an addition of a third location expanding our seat capacity from 1,200 to 1,600.

Going against the trend of moving to lower cost locations, we have established our third Guangzhou location in CIC Building, at the heart of Guangzhou’s prime business district. This prime location allows us to attract and retain better Talents, in alignment with our premium service positioning.

CIC Building

Whole Floor Seating Plan

In search for complimentary business growth, on 31 December 2009 we made an application for a domestic free television programme service licence in Hong Kong. By leveraging our existing HK$3 billion investment in fibre infrastructure, we estimate that for an incremental investment of HK$210 million, we can also offer free television services. We view free television to be an exciting opportunity with market revenue size of approximately HK$3.7 billion per year. Whilst there is no formal schedule of resolution for our licence application, we expect to get some clarity in the second half of 2010.

REAFFIRM GUIDANCE FOR FULL YEAR TO 31 AUGUST 2010

Consistent with our update FY2010 Guidance issued on 15 April 2010, our outlook for the twelve months ending 31 August 2010 is as follows:

• Broadband subscriptions growth from 391,000 subscriptions as of 31 August 2009 to exceed 510,000 subscriptions by 31 August 2010

• Mild revenue growth

• EBITDA of HK$477 million, being equal to the total FY2009 EBITDA of HK$508 million minus the gain on extinguishment of 10-year senior notes of HK$31 million

• Capital expenditure of HK$300-350 million

City Telecom (H.K.) Limited Interim Report 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS 09

CORPORATE SOCIAL INVESTMENT SUPPLEMENT

Gift of Sight Campaign

At City Telecom, we believe in corporate social investment rather than corporate social responsibility and have been engaging our community.

During the year, we were ecstatic to be able to collect 10,456 second hand glasses for “Gift of Sight” initiative with the support of our customers, business partners and friends within four months only.

The “Gift of Sight” initiative collected second hand glasses for redeployment by Crossroads Foundation to less affluent communities around the world. In 2008, we raised 970 glasses in a similar campaign. Two years later, in 2010, we raised more than 10 times that amounted to 10,456 glasses which showed the power of working with our friends. Also very encouraging was that 1/3 of the collected glasses had come in from our 18 Fibre shops demonstrating the power of our new sales distribution channel.

“The gift of a pair of eyeglasses can be literally a ‘Gift of Sight’. With the amazing amount of eyeglasses the Group collected, Crossroads can offer this precious gift to more people than ever before.” Miss Laura Brooks, PR & Development Manager of Crossroads Foundation, our partner of this initiative.

Ms. Annie Sin (left) from City Telecom and Ms. Laura Brooks from Crossroads Foundation

City Telecom and Crossroads’ members

City Telecom and our collection partners

City Telecom (H.K.) Limited Interim Report 2010

10 UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 28 February 2010

Six months ended

28 February 2010 28 February 2009

Note HK$’000 HK$’000

Turnover 3 785,963 721,179

Network costs 4 (90,185) (86,889)

Other operating expenses (539,612) (514,364)

Other (losses)/income, net 5 (4,251) 7,646

Finance costs (12,255) (31,623)

Profit before taxation 6 139,660 95,949

Income tax expense 8 (23,272) (20,632)

Profit attributable to shareholders 116,388 75,317

Dividends 9 44,383 19,888

Basic earnings per share 10 HK17.3 cents HK11.6 cents

Diluted earnings per share 10 HK16.5 cents HK11.4 cents

The notes on pages 15 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2010

UNAUDITED CONSOLIDATED STATEMENT 11 OF COMPREHENSIVE INCOME

For the six months ended 28 February 2010

Six months ended

28 February 2010 28 February 2009

HK$’000 HK$’000

Profit for the period 116,388 75,317

Other comprehensive income

Exchange difference on translation of financial statements of overseas subsidiaries (200) 645

Total comprehensive income attributable to shareholders 116,188 75,962

The notes on pages 15 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2010

12

UNAUDITED CONSOLIDATED BALANCE SHEET

As at 28 February 2010

	Note	28 February 2010 HK$'000	31 August 2009 HK$'000
Non-current assets			
Goodwill		1,066	1,066
Fixed assets	11	1,375,019	1,302,380
Long-term prepayment		5,619	6,091
Deferred expenditure		10,970	12,786
		1,392,674	1,322,323
Current assets			
Accounts receivable	12	129,650	120,192
Other receivables, deposits and prepayments		82,997	69,765
Deferred expenditure		32,301	36,674
Pledged bank deposits	20	15,044	15,038
Cash at bank and in hand		132,343	221,052
		392,335	462,721
Current liabilities			
Accounts payable	13	37,802	37,555
Other payables and accrued charges		161,377	206,487
Deposits received		16,853	16,385
Deferred services revenue		108,682	115,070
Tax payable		1,772	1,993
Current portion – obligations under finance leases	14	222	202
Bank borrowings	14(b)	40,000	–
		366,708	377,692
Net current assets		25,627	85,029
Total assets less current liabilities		1,418,301	1,407,352
Non-current liabilities			
Deferred tax liabilities	16	37,343	15,709
Derivative financial instrument	15	4,973	–
Long-term debt and other liabilities	14	123,901	163,116
		166,217	178,825
Net assets		1,252,084	1,228,527
Capital and reserves			
Share capital	17	68,281	66,418
Reserves		1,183,803	1,162,109
Total equity attributable to equity shareholders of the Company		1,252,084	1,228,527

The notes on pages 15 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2010

13

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 28 February 2010

	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2009	17	66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the period		–	–	–	–	116,388	(200)	116,188
Dividend paid in respect of previous year	9(b)	–	–	–	–	(108,735)	–	(108,735)
Shares issued upon exercise of share options		1,863	19,818	(6,866)	–	–	–	14,815
Equity settled share-based transactions		–	–	1,289	–	–	–	1,289
At 28 February 2010	17	68,281	701,026	17,655	7	462,455	2,660	1,252,084

	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000
At 1 September 2008	17	65,062	670,717	19,013	–	275,025	2,790	1,032,607
Total comprehensive income for the period		–	–	–	–	75,317	645	75,962
Shares issued in respect of scrip dividend of previous year	9(b)	1,221	8,685	–	–	(9,906)	–	–
Dividend paid in respect of previous year	9(b)	–	–	–	–	(3,108)	–	(3,108)
Shares issued upon exercise of share options		10	91	(33)	–	–	–	68
Equity settled share-based transactions		–	–	1,830	–	–	–	1,830
At 28 February 2009		66,293	679,493	20,810	–	337,328	3,435	1,107,359

The notes on pages 15 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2010

14 UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 28 February 2010

Six months ended 28 February 2010 28 February 2009

HK$’000 HK$’000

Net cash inflow from operating activities 189,821 232,326

Net cash outflow from investing activities (169,287) (65,423)

Net cash outflow from financing activities (108,891) (33,344)

(Decrease)/increase in cash at bank and in hand (88,357) 133,559

Cash at bank and in hand at 1 September 221,052 421,610

Effect of foreign exchange rate changes (352) (2,389)

Cash at bank and in hand at 28 February 132,343 552,780

The notes on pages 15 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM 15 FINANCIAL REPORT

For the six months ended 28 February 2010

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and comply with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 25 May 2010.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the financial statements for the year ended 31 August 2009, except for the accounting policy changes that are expected to be reflected in the financial statements for the year ending 31 August 2010. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the financial statements for the year ended 31 August 2009. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The financial information relating to the financial year ended 31 August 2009 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2009 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 5 November 2009.

2 SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

– IFRS/HKFRS 8, Operating segments

– IAS/HKAS 1 (revised 2007), Presentation of financial statements

– Amendments to IFRS/HKFRS 7, Financial instruments: Disclosure – improving disclosures about financial instruments

The impact of these developments is as follows:

IFRS/HKFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision-maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision-maker for the purposes of assessing segment performance and making decisions about operating matters. The new requirement under IFRS/HKFRS 8 is consistent with the Group’s segment information presented in prior years. The adoption of HKFRS 8 has had no material impact on the reportable segments being identified and disclosed.

City Telecom (H.K.) Limited Interim Report 2010

16 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

As a result of the adoption of the amendments to IFRS/HKFRS 7, disclosure requirements are expanded for the fair value measurement of the Group's financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group will provide the required expanded disclosures in its annual financial statements for the year ending 31 August 2010.

3 TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a) Segment information

The Group has 2 reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group's reporting segments:

– International telecommunications : provision of international long distance calls services

– Fixed telecommunications network : provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services and corporate data services

The Group's inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2010			
	International telecomm-unications services HK$'000	Fixed telecomm-unications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	110,178	675,785	–	785,963
Inter-segment sales	2,833	8,116	(10,949)	–
	113,011	683,901	(10,949)	785,963
Segment results	33,202	122,964		156,166

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010
17

3 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(a) Segment information (continued)

	Six months ended 28 February 2009			
	International telecomm-unications services HK$'000	Fixed telecomm-unications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	128,420	592,759	-	721,179
Inter-segment sales	2,837	10,381	(13,218)	-
	131,257	603,140	(13,218)	721,179
Segment results	32,203	87,723		119,926

	International tele-communications services HK$'000	Fixed tele-communications network services HK$'000	Group HK$'000
Segment assets			
As at 28 February 2010	197,557	1,587,452	1,785,009
As at 31 August 2009	297,516	1,487,528	1,785,044

(b) Reconciliation of reporting segment profit or loss

	Six months ended 28 February 2010 HK$'000	28 February 2009 HK$'000
Segment results	156,166	119,926
Other (losses)/income, net	(4,251)	7,646
Finance costs	(12,255)	(31,623)
Profit before taxation	139,660	95,949

City Telecom (H.K.) Limited Interim Report 2010

18 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

3 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(c) Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period from 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate is subject to adjustment based on further determination to be issued by the TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested the TA to make a new determination on the rate of mobile interconnection charge and interest thereon with four mobile operators.

In September 2008, the TA indicated that it accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In November 2009, the TA issued a preliminary analysis (the “2009 PA”) in respect of the 2008 Determination. The TA invited HKBN and the mobile operators covered by the 2008 Determination to make representations in relation to the 2009 PA on or before 24 December, 2009. As of 28 February, 2010, the TA had not made a final ruling on the 2008 Determination.

Included in the accounts receivable balance as at 28 February 2010 were receivable relating to mobile interconnection charges of HK$68,763,000 (31 August 2009: HK$68,802,000), representing the amount of mobile interconnection charges management expects to collect.

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT 19

For the six months ended 28 February 2010

4 NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

5 OTHER (LOSSES)/INCOME, NET

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Interest income 591 3,722

Other income 4,946 1,169

Net exchange (loss)/gain (138) 2,566

Realised gain on other financial assets – 189

Loss on extinguishment of 10-year senior notes (note 14(a)) (9,650) –

(4,251) 7,646

6 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and (crediting) the following:

(a) Finance costs

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Interest element of finance leases 21 12

Interest on 10-year senior notes 6,069 31,162

Interest on bank borrowings 729 –

Change in fair value of derivative financial instrument 4,973 –

Other finance costs 463 449

12,255 31,623

(b) Other items

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Advertising and marketing expenses 182,456 153,863

Amortisation of deferred expenditure 27,484 25,142

Depreciation of owned fixed assets 97,167 107,855

Depreciation of fixed assets held under finance leases 357 290

Provision for doubtful debts 10,759 5,754

Gain on disposal of fixed assets (185) (336)

City Telecom (H.K.) Limited Interim Report 2010

20 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

7 TALENT COSTS

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Salaries, wages and other benefits 248,890 242,155

Equity settled share-based transactions 1,289 1,830

Retirement benefit costs – defined contribution plans 19,238 17,554

Less: Talent costs capitalised as fixed assets (10,927) (8,640)

258,490 252,899

Talent costs are presented/classified in the consolidated income statement as follows:

– Network costs 5,693 7,065

– Advertising and marketing expenses 113,495 106,659

– Other operating expenses 139,302 139,175

258,490 252,899

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors of the Company.

8 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 28 February 2009: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of income tax expense recorded in the consolidated income statement represents:

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Current taxation

– Hong Kong profits tax

– provision for interim period – 715

– over-provision in respect of prior years (40) –

– Overseas taxation

– provision for interim period 1,678 875

Deferred taxation relating to the origination and reversal of temporary differences (note 16) 21,634 19,042

Income tax expense 23,272 20,632

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT 21

For the six months ended 28 February 2010

9 DIVIDENDS

(a) Dividends attributable to the interim period

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Interim dividend declared and paid after the interim

period end of HK6.5 cents per ordinary share

(2009: HK3 cents per ordinary share) 44,383 19,888

At a board meeting held on 25 May 2010, the directors have recommended to pay an interim dividend of HK6.5 cents per ordinary share in cash for the six months ended 28 February 2010 (for the six months ended 28 February 2009: HK3 cents per ordinary share). The interim dividend will be distributed on or about 25 June 2010 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 June 2010.

The interim dividend has not been recognised as a liability at 28 February 2010.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Final dividend in respect of the financial year ended 31 August 2009,

approved and paid during the following interim period, of HK16 cents per ordinary share (2009: HK2 cents per ordinary share) 108,735 13,014

City Telecom (H.K.) Limited Interim Report 2010

22 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

10 EARNINGS PER SHARE

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Profit attributable to shareholders 116,388 75,317

Six months ended

28 February 2010 Number of shares ’000

28 February 2009 Number of shares ’000

Weighted average number of ordinary shares

Issued ordinary shares at the beginning of the period 664,180 650,622

Effect of scrip dividend issued – 202

Effect of share options exercised 9,025 77

Weighted average number of ordinary shares at the end of the period (basic) 673,205 650,901

Incremental shares from assumed exercise of share options 30,771 8,757

Weighted average number of ordinary shares at the end of the period (diluted) 703,976 659,658

Basic earnings per share HK17.3 cents HK11.6 cents

Diluted earnings per share HK16.5 cents HK11.4 cents

11 FIXED ASSETS

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

At the beginning of the period 1,302,380 1,231,399

Additions 176,890 145,909

Disposal (6,860) (3,559)

Depreciation charge (97,524) (108,145)

Exchange adjustments 133 (654)

At the end of the period 1,375,019 1,264,950

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010

23

12 ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable is as follows:

	28 February 2010 HK$'000	31 August 2009 HK$'000
Current	38,139	32,427
0-30 days past due	16,243	13,663
31-60 days past due	5,798	3,953
Over 60 days past due (note)	75,108	73,309
	135,288	123,352
Less: Allowance for doubtful debts	(5,638)	(3,160)
	129,650	120,192

The majority of the Group's accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Note: The amounts over 60 days past due for the Group included receivables relating to mobile interconnection charges of HK$68,763,000 as at 28 February 2010 (31 August 2009: HK$68,802,000).

13 ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	28 February 2010 HK$'000	31 August 2009 HK$'000
Current-30 days	14,451	12,621
31-60 days	3,123	1,778
61-90 days	1,261	189
Over 90 days	18,967	22,967
	37,802	37,555

14 LONG-TERM DEBT AND OTHER LIABILITIES

	28 February 2010 HK$'000	31 August 2009 HK$'000
10-year senior notes (note (a))	–	162,586
Long-term bank loan – unsecured (note (b))	123,405	–
Obligations under finance leases (note (c))	718	732
	124,123	163,318
Current portion of obligations under finance leases	(222)	(202)
	123,901	163,116

City Telecom (H.K.) Limited Interim Report 2010

24 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010

14 LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

Notes:

(a) On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the "10-year senior notes") with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes have a maturity date on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company's subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000). The loss on extinguishment of the senior notes was US$41,000 (equivalent to HK$318,000) which has been recorded in other net losses.

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) with the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000). The loss on extinguishment of the 10-year senior notes was US$1,203,000 (equivalent to HK$9,332,000) which has been recorded in other net losses.

(b) During the six months period ended 28 February 2010, the Company had an aggregate banking facilities of HK$365,000,000. As at 28 February 2010, HK$165,000,000 was drawn, of which HK$40,000,000 bears floating interest rate, and is repayable on 30 March 2010; and HK$125,000,000 bears floating interest rate and is repayable on 23 December 2014. Both borrowings are subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 28 February 2010, none of the covenants relating to drawn down facilities had been breached.

(c) The Group's finance lease liabilities were repayable as follows:

	28 February 2010			31 August 2009		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	222	37	259	202	35	237
After 1 year but within 2 years	155	23	178	197	22	219
After 2 years but within 5 years	318	32	350	263	30	293
After 5 years	23	1	24	70	1	71
	496	56	552	530	53	583
	718	93	811	732	88	820

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010

25

15 DERIVATIVE FINANCIAL INSTRUMENT

	28 February 2010 HK$'000	31 August 2009 HK$'000
Non-current liabilities		
Interest rate swap, at fair value through profit or loss	4,973	-

During the six months period ended 28 February 2010, the Group entered into a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognized initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, *Financial instruments: Recognition and measurement*, and therefore changes in its fair value is recognised immediately in profit or loss.

16 DEFERRED TAXATION

Deferred tax assets are recognised to the extent it is probable that future taxable profits will be generated against which the temporary differences can be utilised.

The components of the deferred tax (liabilities)/assets recognised in the consolidated balance sheet and the movements are as follows:

	Six months ended 28 February 2010 HK$'000	Year ended 31 August 2009 HK$'000
At the beginning of the period/year	(15,709)	21,398
Exchange differences	-	1
Deferred taxation charged to income statement		
– relating to the origination and reversal of temporary differences	(21,634)	(37,108)
At the end of the period/year	(37,343)	(15,709)

As at 28 February 2010, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$7,782,000 (31 August 2009: HK$8,154,000) because it is not probable that future taxable profits can be generated to utilise the tax losses. All tax losses are subject to agreement with local tax authorises.

City Telecom (H.K.) Limited Interim Report 2010

26 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

16 DEFERRED TAXATION (CONTINUED)

The unrecognised tax losses carried forward from prior years will expire in the following periods:

28 February 2010 HK$’000

31 August 2009 HK$’000

After 5 years 2,094 2,455

No expiry date 5,688 5,699

7,782 8,154

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period/year is as follows:

Tax losses

28 February 2010 HK$’000

31 August 2009 HK$’000

Deferred tax assets:

At the beginning of the period/year 116,057 147,845

Charged to income statement (8,528) (31,782)

Exchange differences 5 (6)

At the end of the period/year 107,534 116,057

Accelerated depreciation allowances

28 February 2010 HK$’000

31 August 2009 HK$’000

Deferred tax liabilities:

At the beginning of the period/year (131,766) (126,447)

Charged to income statement (13,106) (5,326)

Exchange differences (5) 7

At the end of the period/year (144,877) (131,766)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same legal entity and same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

28 February 2010 HK$’000

31 August 2009 HK$’000

Deferred tax assets – –

Deferred tax liabilities (37,343) (15,709)

(37,343) (15,709)

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT
For the six months ended 28 February 2010
27

17 SHARE CAPITAL

	Number of shares		Amount (HK$'000)	
	28 February 2010	31 August 2009	28 February 2010	31 August 2009
Authorised:				
Ordinary shares of HK$0.10 each	2,000,000,000	2,000,000,000	200,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each				
At the beginning of the period/year	664,179,970	650,621,823	66,418	65,062
Shares issued in respect of scrip dividend of the previous year	-	12,212,142	-	1,221
Shares issued upon exercise of share options	18,633,756	1,416,005	1,863	142
Repurchase and cancellation of ordinary shares	-	(70,000)	-	(7)
At the end of the period/year	682,813,726	664,179,970	68,281	66,418

The movement of outstanding share options during the period was as follows:

Date of grant	Exercise price per share	Number of share options outstanding at 1 September 2009	Granted	Exercised	Number of share options outstanding at 28 February 2010
2002 Share Option Scheme					
21 October 2004	HK$1.5224	6,909,527	-	1,797,902	5,111,625
5 January 2005	HK$1.5224	16,183,208	-	-	16,183,208
22 May 2006	HK$0.6523	21,592,899	-	15,678,783	5,914,116
3 August 2006	HK$0.7018	40,540	-	40,540	-
22 November 2006	HK$0.7216	136,545	-	136,545	-
6 February 2008	HK$1.7568	6,044,791	-	502,000	5,542,791
11 February 2008	HK$1.8660	6,044,791	-	-	6,044,791
15 February 2008	HK$1.7568	1,007,465	-	402,986	604,479
2 May 2008	HK$1.7866	1,007,465	-	75,000	932,465
5 February 2010	HK$4.2400	-	6,000,000	-	6,000,000
		58,967,231	6,000,000	18,633,756	46,333,475

The Company operates a share option scheme (the "2002 Share Option Scheme") which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up share options to subscribe for shares subject to the terms and conditions stipulated therein.

Each option entitles the holder to subscribe for one ordinary share in the Company at predetermined exercise price.

City Telecom (H.K.) Limited Interim Report 2010

28 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

18 CONTINGENT LIABILITIES

28 February 2010 HK$’000

31 August 2009 HK$’000

Bank guarantees provided to suppliers (note 20(i) and (ii)) 2,570 2,490

Bank guarantee in lieu of payment of utility deposits (note 20(iii)) 5,572 5,272 8,142 7,762

19 COMMITMENTS

(a) Capital commitments

28 February 2010 HK$’000

31 August 2009 HK$’000

Purchase of telecommunications, computer and office equipment – contracted but not provided for 134,680 150,099

(b) Commitments under operating leases

The Group has future minimum lease payments under non-cancellable operating leases as follows:

28 February 2010 HK$’000

31 August 2009 HK$’000

Leases in respect of land and buildings which are payable:

Within 1 year 27,110 21,387

After 1 year but within 5 years 20,194 13,802 47,304 35,189

Leases in respect of telecommunications facilities and computer equipment which are payable:

Within 1 year 46,693 45,321

After 1 year but within 5 years 12,122 9,600

After 5 years 5,787 6,271 64,602 61,192 111,906 96,381

City Telecom (H.K.) Limited Interim Report 2010

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT 29

For the six months ended 28 February 2010

19 COMMITMENTS (CONTINUED)

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for rights to use certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:

28 February 2010 HK$’000

31 August 2009 HK$’000

Program fee in respect of program rights which are payable:

Within 1 year 19,149 9,094

After 1 year but within 5 years 23,346 6,238 42,495 15,332

20 PLEDGE OF ASSETS

As at 28 February 2010, the Group had pledged bank deposits of US$650,000 (equivalent to HK$5,044,000) and HK$10,000,000 as security for the following significant banking facilities:

(i) bank facility of US$650,000 (equivalent to HK$5,044,000) for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 28 February 2010, bank guarantees of HK$580,000 were issued under this bank facility (31 August 2009: HK$500,000);

(ii) bank guarantees of HK$1,990,000 (31 August 2009: HK$1,990,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii) bank guarantees of HK$5,572,000 (31 August 2009: HK$5,272,000) issued by a bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2009, the Group had pledged bank deposits of US$650,000 (equivalent to HK$5,038,000) and HK$10,000,000 for the above significant banking facilities.

City Telecom (H.K.) Limited Interim Report 2010

30 NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

For the six months ended 28 February 2010

21 MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

Six months ended

28 February 2010 HK$’000

28 February 2009 HK$’000

Short-term employee benefits 15,469 19,647

Post-employment benefits 1,315 1,305

Equity compensation benefits 1,289 1,830 18,073 22,782

22 COMPARATIVE FIGURES

As a result of the application of IAS/HKAS 1 (revised 2007), Presentation of financial statements, certain comparative figures have been adjusted to conform to current year’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2010. Further details of these developments are disclosed in Note 2.

23 NON-ADJUSTING POST BALANCE SHEET EVENT

On 28 April 2010, the Company completed an American Depositary Shares Offering (“ADS Offering”) and placed 4,025,000 ADSs, representing 80,500,000 new ordinary shares of the Company to independent investors at US$13.00 (equivalent to approximately HK$100.91) per ADS. The Company received gross proceeds of US$52,325,000 (equivalent to approximately HK$406,178,045) from the ADS offering.

24 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE PERIOD ENDED 28 FEBRUARY 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the six months period ended 28 February 2010.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following development is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for accounting period beginning on or after

Improvement to IFRSs/HKFRSs 2009 1 January 2010

City Telecom (H.K.) Limited Interim Report 2010

OTHER INFORMATION 31

TALENT REMUNERATION

Including the directors of the Group, as at 28 February 2010, the Group had 3,098 permanent full-time Talents. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s performance as well as individual and team performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, Talent training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the six months ended 28 February 2010.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000).

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) at the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000).

EVENT AFTER THE END OF THE REPORTING PERIOD

On 28 April 2010, the Company completed the ADS Offering and placed 4,025,000 ADSs, representing 80,500,000 new ordinary shares of the Company to independent investors at US$13.00 (equivalent to approximately HK$100.91) per ADS. The Company received gross proceeds of US$52,325,000 (equivalent to approximately HK$406,178,045) from the ADS Offering. Further details of the ADS Offering are also set out in the announcement of the Company dated 29 April 2010.

City Telecom (H.K.) Limited Interim Report 2010

32 OTHER INFORMATION

DIRECTORS' INTERESTS OR SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 28 February 2010, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and/or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Long positions in ordinary shares and underlying shares of the Company

Name of Director	Interests in shares Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital (Note 1)
Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284 (Note 2 (i))	–	346,959,573	8,091,604	355,051,177	52.00%
Mr. Cheung Chi Kin, Paul	17,361,820	24,924,339 (Note 2 (ii))	–	42,286,159	8,091,604	50,377,763	7.38%
Mr. Yeung Chu Kwong, William	2,306,000	–	–	2,306,000	11,542,956	13,848,956	2.03%
Mr. Lai Ni Quiaque	–	–	10,392,506 (Note 3)	10,392,506	8,067,690	18,460,196	2.70%

Notes:

1. This percentage is based on 682,813,726 ordinary shares of the Company issued as at 28 February 2010.

2. The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

   (i) 339,814,284 Shares are held by Top Group International Limited ("Top Group") which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section "Substantial Shareholders" in this report.

   (ii) 24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

3. 10,392,506 Shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

Save as disclosed above, as at 28 February 2010, none of the directors nor the chief executives of the Company (including their spouse and children under 18 years of age) had or was deemed to have any interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

City Telecom (H.K.) Limited Interim Report 2010

OTHER INFORMATION

33

SHARE OPTION SCHEMES

The Company operates a share option scheme (the "2002 Share Option Scheme") which was adopted by shareholders of the Company on 23 December 2002 which the directors of the Company may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Details of the share options granted under the 2002 Share Option Scheme during the six months ended 28 February 2010 were as follows:

	Date of grant	Exercise price HK$	Balance as at 1 September 2009	Options granted during the period	Vesting period	Exercise period	Options exercised during the period (Note 1)	Options cancelled/ lapsed during the period	Balance as at 28 February 2010	Closing price immediately before the date on which the options were granted HK$
Directors										
Mr. Wong Wai Kay, Ricky	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	-	-	8,091,604	1.53
	22 May 2006	0.6523	6,068,701	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	6,068,701	-	-	0.64
Mr. Cheung Chi Kin, Paul	5 January 2005	1.5224	8,091,604	-	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	-	-	8,091,604	1.53
	22 May 2006	0.6523	6,068,701	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	6,068,701	-	-	0.64
Mr. Yeung Chu Kwong, William ("Mr. Yeung")	22 May 2006	0.6523	1,018,165	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	1,018,000	-	165	0.64
	6 February 2008	1.7568	6,044,791	-	(Note 2)	(Note 2)	502,000	-	5,542,791	1.99
	5 February 2010	4.2400	-	6,000,000	(Note 3)	(Note 3)	-	-	6,000,000	4.34
Mr. Lai Ni Quiaque	22 May 2006	0.6523	2,022,899	-	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	-	-	2,022,899	0.64
	11 February 2008	1.8660	6,044,791	-	(Note 4)	(Note 4)	-	-	6,044,791	1.86

City Telecom (H.K.) Limited Interim Report 2010

34 OTHER INFORMATION

SHARE OPTION SCHEMES (CONTINUED)

Date of grant Exercise price HK$ Balance as at 1 September 2009 Options granted during the period Vesting period Exercise period Options exercised during the period (Note 1) Options cancelled/lapsed during the period Balance as at 28 February 2010 Closing price immediately before the date on which the options were granted HK$

Talent under continuous employment contracts

Talents 21 October 2004 1.5224 6,909,527 – 21 October 2004 to 1 January 2005 to 1,797,902 – 5,111,625 1.53

31 December 2006 20 October 2014

22 May 2006 0.6523 6,414,433 – 22 May 2006 to 22 May 2007 to 2,523,381 – 3,891,052 0.64

21 May 2009 21 May 2016

3 August 2006 0.7018 40,540 – 3 August 2006 to 3 August 2007 to 40,540 – – 0.69

2 August 2009 2 August 2016

22 November 2006 0.7216 136,545 – 22 November 2006 to 15 November 2007 to 136,545 – – 0.75

14 November 2009 14 November 2016

15 February 2008 1.7568 1,007,465 – (Note 2) (Note 2) 402,986 – 604,479 1.79

2 May 2008 1.7866 1,007,465 – (Note 2) (Note 2) 75,000 – 932,465 1.72

Total 58,967,231 6,000,000 18,633,756 – 46,333,475

Notes:

1. During the six months ended 28 February 2010, 18,633,756 options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$0.80 per ordinary share.

2. The exercise of the options is subject to certain conditions that must be achieved by the Talents. The options shall be exercised not later than 23 December 2012.

3. The exercise of the options is subject to certain conditions that must be achieved by Mr. Yeung. The options shall be exercised not later than 4 February 2020.

4. The exercise of the options is subject to the performance of the Company’s shares. The options shall be exercised not later than 23 December 2012.

5. During the six months ended 28 February 2010, no options were lapsed and cancelled.

City Telecom (H.K.) Limited Interim Report 2010

OTHER INFORMATION 35

SUBSTANTIAL SHAREHOLDERS

At 28 February 2010, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Interests in shares Percentage

Name in long positions interests

(Note)

Top Group 339,814,284 49.77%

Note: This percentage is based on 682,813,726 ordinary shares of the Company issued as at 28 February 2010.

Save as disclosed above, as at 28 February 2010, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2010, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code in Appendix 10 of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all directors of the Company, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the six months ended 28 February 2010.

REMUNERATION COMMITTEE

The Remuneration Committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director-Talent Management. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Remuneration Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management of the Company and to determine their remuneration packages.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 28 February 2010.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

City Telecom (H.K.) Limited Interim Report 2010

36 OTHER INFORMATION

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK6.5 cents per ordinary share in cash for the six months ended 28 February 2010 (six months ended 28 February 2009: HK3 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 June 2010. Dividend warrants will be dispatched to shareholders of the Company on or around 25 June 2010.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15 June 2010 to 18 June 2010 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 14 June 2010.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 25 May 2010

As at the date of this report, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

City Telecom (H.K.) Limited Interim Report 2010